SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at January 16, 2007

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 16, 2007

Print the name and title of the signing officer under his signature.
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 1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON MAKES MAJOR EQUIPMENT PURCHASE FOR CAMPO MORADO
Fully autogenous ball mill acquired for G-9

January 16, 2007, Vancouver, BC, - Dick Whittington, President & CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX:FAN), is pleased to announce that the Company has retained Farnell-Thompson Applied Technologies Inc. ("Farnell-Thompson"), of Montreal, Quebec, to design and direct source a 6.7 meter (22 foot) diameter by 2.74 meter (9 foot) long, fully-autogenous grinding mill. All components of the mill will be shipped on or before January 2008, allowing for the mill to be available for commissioning, on schedule, by mid-year 2008.

The size of the unit, which will be newly built for Farallon, was based on testwork performed by SGS Lakefield Ltd. of Lakefield, Ontario. Results of flotation testwork have shown that metallurgical performance would be enhanced through the application of the inert environment that would be provided by fully-autogenous grinding.

Farallon has been able to secure this important piece of equipment, with the favourable delivery time under the prevailing difficult market conditions for ball mills. It is a key part of advancing the Company's objectives for the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. It was particularly important to make this acquisition at this time to be able maintain a parallel schedule with other aspects of development. The fully-autogenous grinding mill is the largest single item of the equipment needed for the process plant now in the detailed design stage by M3 Engineering and Technology Corp. at their facilities in Tucson, Arizona, USA and Hermosillo, Sonora, Mexico.

The Company expects to place firm orders for all remaining principal items of process equipment by the end of February 2007. This would effectively complete the purchases of all major equipment for the 1500 tonnes per day mill at G-9.

Dick Whittington said:

"Acquisition of the fully-autogenous grinding mill is good news. This is the single most important major equipment purchase, and keeps us on track toward the objective of developing a mine at G-9 by July 2008. The success of our recent financing directly contributed to our ability to make this purchase. With this acquisition behind us, we are now able, to the maximum extent possible, to fast-track mine exploration and development activities. The Company's goal is to evolve from an exploration to a producing company within the next 18 to 24 months."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                                                                                                              Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks, including changes in government policies regarding mining and natural resource exploration and exploitation, and will also require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.